Wedbush & Co.

Wedbush & Co., LLC

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

(SEC Identification No. 8-71158)
June 30, 2025

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SEC FILE NUMBER
8-71158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wedbush & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

142 West 57th Street, 12th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Samantha Kirkman	(212) 931-7088	samantha.kirkman@wedbush.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samantha Kirkman   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wedbush & Co., LLC   , as of June 30   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Samanthakirkman*

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Wedbush & Co., LLC
Table of Contents



Ernst & Young LLP
725 S. Figueroa Street
Los Angeles, CA 90017
Tel: +1 213 977 3200
ey.com

Shape the future with confidence

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Wedbush & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wedbush & Co., LLC (the Company) as of June 30, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

August 28, 2025

Wedbush & Co., LLC
Statement of Financial Condition
As of June 30, 2025

(in thousands)

Assets		
Cash	$	10,607
Other assets		8
Total assets	**$**	**10,615**
Liabilities and member's equity		
Payable to affiliates	$	2,403
Other liabilities		3,601
Total liabilities		**6,004**
Member's equity		
Additional paid-in capital		1,000
Retained earnings		3,611
Total member's equity		**4,611**
Total liabilities and member's equity	**$**	**10,615**

See accompanying notes to the Statement of Financial Condition

(1)   Organization

Wedbush & Co., LLC (the Company) is a Delaware limited liability company. The Company is a financial services company headquartered in New York, New York, that provides private placement services to institutional clients located in the United States of America. The Company is registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and Municipal Securities Rulemaking Board (MSRB). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company's direct parent and sole member is Wedbush Financial Services, LLC (WFS), a Delaware limited liability company. WFS is majority owned by Wedbush Capital (WedCap).

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b)   Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Although estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

(c)   Segment Reporting

The Company has identified its Chief Financial Officer as the chief operating decision maker (CODM). The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. Net income is used by the CODM to monitor budget versus actual results for purposes of assessing business performance and making decisions about resource allocation. Additionally, the CODM uses excess net capital (refer to Note 6 "Net Capital Requirement and Other Regulatory Matters"), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies of the segment are the same as those described in Note 2 "Summary of Significant Accounting Policies". Segment asset balances are presented in the Statement of Financial Condition.

(d)   Cash

Cash is comprised of on demand deposits. Cash on deposit with financial institutions, may, at times, exceed federal insurance limits.

(e) *Revenue Recognition*

Revenues from private placements are recognized when the services related to the underlying transaction are completed under the terms of the engagement.

Additional information regarding revenue recognition is included in Note 4 "Revenue from Contracts with Customers."

(f) *Income Taxes*

The Company computes its tax provision in accordance with ASC 740, *Income Taxes* (ASC 740), on a modified separate return method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Sustainable income tax positions are measured to determine the amount of benefit to be recognized in the Statement of Financial Condition based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

(g) *Recent Accounting Developments*

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*. This guidance requires enhanced disclosures about significant segment expenses. This ASU also requires a public entity with a single reportable segment to include all the disclosures required by Topic 280. The ASU is effective for annual periods beginning after December 15, 2023, with early adoption permitted, and is to be applied on a retrospective basis. The Company adopted the guidance as of July 1, 2024. The adoption of the amendments did not have a material impact in the Company's Statement of Financial Condition. Refer to Note 2c "Segment Reporting" for additional information on segment reporting.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments in this update improve the transparency of income tax disclosures related to the rate reconciliation and income taxes paid by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. Topic 740 is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of the new guidance but does not expect a material impact in its Statement of Financial Condition.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40). The amendments in this update require disclosure in the notes to financial statement of specified information about certain costs and expenses. Subtopic 220-40 is effective for annual periods beginning after December 15, 2026, with early adoption permitted, and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of the new guidance but does not expect a material impact in its Statement of Financial Condition.

(3) Credit Risk

The Company engages in securities offerings executed with counterparties such as brokers and dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty on an ongoing basis.

(4) Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had no receivables or deferred revenue outstanding related to revenues from contracts with customers at June 30, 2025.

(5) Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes, whereas it is not considered to be separate from its sole member WFS, and included in the filing of WedCap's consolidated tax return for federal tax purposes and in WedCap's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with WedCap. The Company has adopted the modified separate return approach, whereby the Company calculates its corresponding tax amounts in accordance with the current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by WedCap and corresponding consolidated or combined group. The Company believes its adopted modified separate return approach is systematic and rational and has been consistently applied.

The Company had no material unrecognized tax benefits.

WedCap is no longer subject to U.S. federal examinations for the years before June 30, 2022, and, with a few exceptions, to state and local tax examinations for the years before June 30, 2021.

Included in Payable to affiliates in the Statement of Financial Condition are federal and state tax payable to WedCap of $1.3 million at June 30, 2025.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As of June 30, 2025, the Company had no material deferred tax assets or liabilities.

(6)   Net Capital Requirement and other Regulatory Matters

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of Aggregate Indebtedness, or $5 thousand. At June 30, 2025, the Company had net capital of $4.6 million that was $4.4 million in excess of the $0.2 million required minimum net capital at that date. The Company's aggregate indebtedness was 53% of its net capital as of June 30, 2025.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company does not carry securities accounts for customers or perform custodial functions related to customer securities, which allows the Company to file an exemption report under Footnote 74 to SEC Release 34-70073.

(7)   Contingencies

The Company may be subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims and regulatory matters. The Company may be involved in other reviews, investigations, and proceedings by governmental bodies and self-regulatory organizations regarding its business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The Company accrues for a settlement when a liability is deemed probable and estimable in Other liabilities in the Statement of Financial Condition.

At the present time, the Company has not recorded any loss contingencies in the Company's Statement of Financial Condition.

(8)   Related-Party Transactions

The Company has cost sharing agreements with affiliated company, Wedbush Securities, Inc. (WSI), related to shared resources such as employees, equipment, software and support services. Employees' compensation and benefits are allocated to the Company based on percentage of time worked for the Company. The Company remits monthly payment to WSI to cover the shared cost.

At June 30, 2025, Payable to affiliates in the Statement of Financial Condition included $1.1 million related to cost sharing agreements.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with WedCap as described in Note 5 "Income Taxes." Unsettled amounts for these activities are recorded within Payable to affiliates in the Statement of Financial Condition.

(9)   Subsequent Events

The Company has evaluated all events subsequent to June 30, 2025, up until the date the Statement of Financial Condition was issued, and has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.